Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
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jgallant@graubard.com

July 15, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Plastec Technologies, Ltd.
Form 20-F for the Fiscal Year ended December 31, 2021
Filed May 5, 2022
File No. 000-53826

Ladies and Gentlemen:

On behalf of Plastec Technologies, Ltd. (the “Company”), we respond as follows to the Staff’s comment letter, dated June 22, 2022, relating to the above-captioned Annual Report on Form 20-F (“Annual Report”). Captions and page references herein correspond to those set forth in amended filing of the Annual Report, a copy of which has been marked with the changes from the prior filing of the Annual Report.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Form 20-F for the Fiscal Year ended December 31, 2021

Introduction, page 3

1.	Please include prominent disclosures that are responsive to the guidance in our Sample Letter to China-Based Companies, to the extent applicable and without regard to sectional headings, including the information requested in our comments on the post-effective amendment to the Form F-1 that you filed on May 27, 2022, which are being issued in a separate letter concurrently with this letter.

Please submit the revisions that you propose to address these concerns. You may view the Sample Letter to China-Based Companies on our website at the following address: https://www.sec.gov/corpfin/sample-letter-china-based-companies.

As requested, we are submitting herewith by correspondence proposed conforming revisions to the Annual Report based on the changes made to the Company’s post-effective amendment to its Registration Statement on Form F-1.

2.	We note that you provide a summary of various transactions and events that occurred during 2015 through 2019 on pages 4 and 5, and that you similarly focus disclosures on earlier periods under History and Development and Business Overview on pages 13 through 15, Overview on page 17, and Note 1 - Organization and Business Background on pages F-8 through F-13, spanning the years 2008 through 2019.

Please update your disclosures within these various sections to provide content associated with the periods that are covered by your annual report, including any material business activities, initiatives, transactions or events, or to clarify if there have been none.

Given that you describe the 2019 disposal of assets as a strategic shift having a major impact on your operations, identify the strategic elements of that decision relative to your business plans and explain how subsequent operations compare to your expectations.

Please refer to Item 4.B.1 and Item 5 of Form 20-F if you require further guidance.

We wish to advise the Staff that there have not been any material changes to the Company’s business activities, initiatives, transactions or events since 2019. We have clarified the foregoing in the proposed revisions to the Annual Report on Form 20-F.

Financial Statements

Note 13 - Condensed financial information of Plastec Technologies, Ltd, page F-22

3.	Please resolve the discrepancies between the details in your various tabulations and the corresponding amounts on pages F-4 through F-7.

We wish to advise the Staff that the condensed financial information in Note 13 on page F-22 is the stand-alone balance sheet of the Company while the details on pages F-4 through F-7 are the consolidated information of the Company and its subsidiaries. Accordingly, the Company’s auditor has advised that there are no discrepancies in the two sets of disclosures. As a result, no change to the disclosure in the Annual Report has been made.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Kin Sun Sze-To